KPMG LLP
345 Park Avenue
New York, NY 10154-0102





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The Board of Trustees
of
BNY Mellon Investment
Funds I:

We have examined
management of BNY
Mellon Investment
Funds Is assertion,
included in the
accompanying
Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940,
that BNY Mellon
Small Cap Growth
Fund, BNY Mellon
Small Cap Value
Fund, BNY Mellon
Small/Mid Cap
Growth Fund, and
BNY Mellon
International Equity
Fund (collectively, the
September 30th
Funds), and
BNY Mellon
Global Fixed
Income Fund
(the December
31st Fund),
(collectively with
the September
30th Funds, the
Funds), each
a series of BNY
Mellon
Investment
Funds I,
complied with
the
requirements of
subsections (b)
and (c) of Rule
17f-2 under the
Investment
Company Act of
1940 (the Act)
(the specified
requirements)
as of June 30,
2024. BNY
Mellon
Investment
Funds Is
management is
responsible for
its
assertion. Our
responsibility is to
express an opinion
on managements
assertion about the
Funds compliance
with the specified
requirements based
on our examination.

Our examination was
conducted in
accordance with
attestation standards
established by the
AICPA. Those
standards require that
we plan and perform
the examination to
obtain reasonable
assurance about
whether
managements
assertion about
compliance with the
specified
requirements is fairly
stated, in all material
respects. An
examination involves
performing
procedures to obtain
evidence about
whether
managements
assertion is fairly
stated, in all material
respects. The nature,
timing, and extent of
the procedures
selected depend on
our judgment,
including an
assessment of the
risks of material
misstatement of
managements
assertion, whether
due to fraud or error.
We believe that the
evidence we obtained
is sufficient and
appropriate to provide
a reasonable basis for
our opinion.

We are required to
be independent
and to meet our
other ethical
responsibilities in
accordance with
relevant ethical
requirements
relating to the
engagement.

Included among
our procedures
were the following
tests performed as
of June 30, 2024,
and with respect to
agreement of
security purchases
and sales or
maturities, for the
period from March
31, 2024 (the date
of the Funds last
examination),
through June 30,
2024:

1.	Count and
inspection of all
securities (if any)
located in the vault
of The Bank of
New York Mellon
Corporation in 570
Washington Blvd,
Jersey City, NJ
07310;

2.	Confirmation with
the Custodian of
all securities held,
hypothecated,
pledged or placed
in escrow or out
for transfer with
brokers,
pledgees, or
transfer agents, if
any;

3.	Obtained the
Custodian
reconciliation of
security positions
held by institutions
in book entry form
(e.g., the Federal
Reserve Bank,
The Depository
Trust Company
and various sub-
custodians) to
Custodian records
and verified that
reconciling items
were cleared in a
timely manner;

4.	Reconciliation of
the Funds
securities per the
books and records
of the Funds to
those of the
Custodian;






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6.	Agre
eme
nt of
pen
ding
purc
hase
and
sale
activ
ity
for
the
Fun
ds
as of
June
30,
202
4, if
any,
to
docu
men
tatio
n of
corr
espo
ndin
g
subs
equ
ent
bank
state
men
ts;

7.	Agreemen
t of five
security
purchases
and five
security
sales or
maturities,
since the
date of the
last
examinati
on, from
the books
and
records of
each Fund
to
correspon
ding bank
statement
s;
8.	Confirmation of
all repurchase
agreements
with
broker(s)/bank(
s) and/or
agreement of
corresponding
subsequent
cash receipts
to bank
statements and
agreement of
underlying
collateral with
the Custodian
records, if any;

9.	Review of the
BNY Mellon Asset
Servicing Custody
and Securities
Lending Services
Service
Organization
Control Report
(SOC 1 Report)
for the period July
1, 2023  June 30,
2024 and noted no
relevant findings
were reported in
the areas of Asset
Custody and
Trade Settlement.
Our examination does
not provide a legal
determination on the
Funds compliance with
specified requirements.
In our opinion,
management's
assertion that the
Funds complied with
the requirements of
subsections (b) and
(c) of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, with respect
to securities
reflected in the
investment accounts of
the Funds are fairly
stated, in all material
respects.

This report is intended
solely for the
information and use of
management and the
Board of Trustees of
BNY Mellon
Investment Funds I
and the Securities
and Exchange
Commission and is
not intended to be
and should not be
used by anyone other
than these specified
parties.


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May 12, 2025


Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940

We, as members of
management of BNY
Mellon Small Cap
Growth Fund, BNY
Mellon Small Cap Value
Fund, BNY Mellon
Small/Mid Cap Growth
Fund, and BNY Mellon
International Equity
Fund (collectively, the
September 30th
Funds), and BNY
Mellon Global Fixed
Income Fund (the
December 31st Fund),
(collectively with the
September 30th Funds,
the Funds), each a
series of BNY Mellon
Investment Funds I, are
responsible for
complying with the
requirements of
subsections (b) and (c)
of Rule 17f-2, Custody
of Investments by
Registered
Management
Investment Companies
of the Investment
Company Act of 1940.
We are also responsible
for establishing and
maintaining effective
internal controls over
compliance with those
requirements. We have
performed an evaluation
of   the Funds
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024.

Based on this
evaluation, we assert
that the Funds were in
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024 and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024, with
respect to securities
reflected in the
investment accounts of
the Funds.


BNY Mellon Investment
Funds I



Jim Windels
Treasurer
























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